

18000949

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00



SEC MAIL

FEB 26 2

WASH, D.C.

SEC FILE NUMBER
8- 67245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2017__ AND ENDING __12/31/2017__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BREN VENTURES LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__590 MADISON AVENUE, 26TH FLOOR__

(No. and Street)

__NEW YORK__   __NY__   __10022__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__JON BREN__   **(212) 644-8899**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HOROWITZ & ULLMANN, P.C.__

(Name – *if individual, state last, first, middle name*)

__275 MADISON AVENUE, SUITE 902__   __NEW YORK__   __NY__   __10016__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, __JON BREN__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BREN VENTURES LLC__ _____ , as

of __DECEMBER 31,__ _____, 20_17___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MICHELLE L KATTER
Notary Public - State of New York
NO. 01KA6304948
Qualified in New York County
My Commission Expires Jun 2, 2018

Notary Public

Signature

__PRESIDENT__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BREN VENTURES LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bren Ventures LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bren Ventures LLC ("the Company") as of December 31, 2017, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included

determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "4" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

New York, NY
February 14, 2018

BREN VENTURES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS

Cash	$ 81,743
Accounts receivable	50,000
Prepaid expenses	4,540
Total current assets	136,283

PROPERTY AND EQUIPMENT, net of accumulated depreciation
of $6,786

	1,439
TOTAL ASSETS	$ 137,722

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Accrued expenses	$ 19,690
MEMBER'S EQUITY	118,032
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 137,722

See independent auditor's report and accompanying notes to financial statements.

3

BREN VENTURES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES

Fee income	$ 300,887

EXPENSES

Professional and registration fees	54,351
Medical insurance	32,393
Travel	22,549
Meals and entertainment	20,711
Office expenses	8,055
Rent	6,000
Telephone	3,274
Insurance	1,304
Depreciation expense	185
Total expenses	148,822

NET INCOME $ 152,065

See independent auditor's report and accompanying notes to financial statements.

4

BREN VENTURES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net income $ 152,065

Adjustments to reconcile net income to net cash provided by
operating activities:

Depreciation expense	185
Changes in assets and liabilities:	
Increase in accounts receivable	(40,664)
Increase in prepaid expenses	(3,526)
Decrease in accrued expenses	(48)
Total adjustments	(44,053)
Net cash provided by operating activities	108,012

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of property & equipment (1,439)

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to member (58,000)

NET INCREASE IN CASH 48,573

CASH – beginning of year 33,170

CASH – end of year $ 81,743

See independent auditor's report and accompanying notes to financial statements.

5

BREN VENTURES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY – beginning of year	$ 23,967
NET INCOME FOR THE YEAR	152,065
DISTRIBUTIONS TO MEMBER	(58,000)
MEMBER'S EQUITY – end of year	$ 118,032

1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance and subject to certain benchmarks. Revenues are recorded on a quarterly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Depreciation:
Property and equipment are depreciated over their estimated useful lives using the straight-line method.

Subsequent events:
Management has evaluated subsequent events through February 14, 2018, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2017. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. **INCOME TAXES**

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements

The Company is subject to New York City Unincorporated Business Taxes. There is no provision for income tax for the year ended December 31, 2017.

The Company's income tax returns for 2014, 2015, and 2016 are subject to examination by tax authorities, generally for three years after they were filed.

5. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2017, the Company's net capital exceeds such capital requirements by $57,054, and the ratio of aggregate indebtedness ($19,690) to net capital ($62,054) is .3173 to 1.

6. **OPERATING LEASE OBLIGATION**

The Company conducts its operations from an office that is leased from a related party under a sublease agreement on a month-to-month basis.

7. **RELATED PARTY TRANSACTIONS**

In addition to leasing one of its offices from a related party, the Company also makes payments to the related sublessor for insurance and office expenses paid on its behalf. The total amount charged by the related party for the aforementioned expenses is $38,809 for the year.

8. **CONCENTRATION RISK**

All of the Company's revenues are derived from three hedge fund managers.

BREN VENTURES LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2017

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$	118,032
Less: Nonallowable assets:		
Accounts receivable		50,000
Equipment (net of accumulated depreciation of $6,786)		1,439
Prepaid expenses		4,539
NET CAPITAL		62,054
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)		5,000
EXCESS NET CAPITAL	$	57,054
AGGREGATE INDEBTEDNESS		
Accrued expenses	$	19,690
6 2/3% OF AGGREGATE INDEBTEDNESS	$	1,313
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.3173 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by Bren Ventures LLC with the unaudited Form X-17A-5 Part II Filing as of December 31, 2017

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2017

Net Capital, per Form X-17a-5 as of December 31, 2017	$ 62,054
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 62,054

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2017.

See independent auditor's report and accompanying notes to financial statements.

11

BREN VENTURES LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2017.

See independent auditor's report and accompanying notes to financial statements.

12

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR EXEMPTION REPORT UNDER RULE 15C3-3

To the Member of
Bren Ventures LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bren Ventures LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bren Ventures LLC claimed an exemption from 17 C.F.R.§240.15c3-3:(k)(2)(i) (the "exemption provision") and (2) the Company stated that Bren Ventures LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bren Ventures LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

New York, NY
February 14, 2018

13

Bren Ventures LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017 without exception.

Bren Ventures LLC

I, Jonathan Bren, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CCO

February 14, 2018

14